SFO84, Inc. F.K.A MisterBnB, Inc. and Pinklab 360

Combined Financial Statements

December 31, 2018



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

SFO84, INC. F.K.A MISTERBNB, INC. AND PINKLAB 360

Table of Contents



REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
SFO84, Inc. F.K.A MisterBnB, Inc. and Pinklab 360
San Francisco, California

We have reviewed the accompanying combined financial statements of SFO84, Inc. F.K.A MisterBnB, Inc. and Pinklab 360 (collectively, the "Companies"), which comprise the combined balance sheet as of December 31, 2018, and the related combined statements of operations and comprehensive loss, changes in stockholders' equity (deficit), and cash flows for the year then ended and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Companies' management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

April 18, 2019
Glen Allen, Virginia

> **Certified Public
> Accountants & Consultants**
> 4401 Dominion Boulevard
> Glen Allen, VA 23060
> T:804.747.0000 F:804.747.3632

www.keitercpa.com

SFO84, INC. F.K.A MISTERBNB, INC. AND PINKLAB 360

Combined Balance Sheet
December 31, 2018

<u>Assets</u>

Current assets:	
Cash and cash equivalents	$ 1,765,484
Accounts receivable, net	50,871
Other receivables	49,906
Prepaid expenses	89,154
Security deposits	106,550
Total current assets	2,061,965
Property and equipment, net	77,554
Intangible assets, net	1,332,666
Due from related party	27,319
	$ 3,499,504

<u>Liabilities and Stockholders' Equity (Deficit)</u>

Current liabilities:	
Accounts payable	$ 28,476
Accrued expenses	150,821
Deferred revenue	255,810
Total current liabilities	435,107
Stockholders' equity (deficit):	
Preferred stock at $0.001 par value; authorized 17,166,191 shares, 16,223,582 issued and outstanding in 2018; liquidation preferences of 1 to 1 over common stock	11,953,763
Class A common stock at $0.001 par value; authorized 7,500,000 shares, 6,962,950 issued and outstanding in 2018	6,963
Class B common stock at $0.001 par value; authorized 30,000,000 shares, 2,038,386 issued and outstanding in 2018	2,039
Additional paid-in capital	1,189,119
Accumulated deficit	(9,732,920)
Accumulated other comprehensive loss	(354,567)
Total stockholders' equity	3,064,397
	$ 3,499,504

See report of independent accountants and accompanying notes to combined financial statements.

Combined Statement of Operations and Comprehensive Loss
Year Ended December 31, 2018

Revenues:	
Host and guest commission	$ 2,282,182
Advertising	81,384
Total revenues	2,363,566
Cost of revenues:	
Transactional processing fees	404,622
Hosting insurance	140,691
Host and guest communications services	50,786
Total cost of revenues	596,099
Gross profit	1,767,467
Operating expenses:	
Personnel expenses	1,984,989
General and administrative	1,116,871
Sales and marketing	1,753,418
Depreciation and amortization	406,253
Stock compensation expense	38,453
Total operating expenses	5,299,984
Loss from operations	(3,532,517)
Other income (expense):	
Other expense	(124,275)
Foreign exchange adjustment	89,627
Taxes	(25,886)
Total other expenses, net	(60,534)
Net loss	(3,593,051)
Other comprehensive loss:	
Unrealized loss on currency translation	(107,986)
Total comprehensive loss	$ (3,701,037)

See report of independent accountants and accompanying notes to combined financial statements.

SFO84, INC. F.K.A MISTERBNB, INC. AND PINKLAB 360

Combined Statement of Changes in Stockholders' Equity (Deficit)
Year Ended December 31, 2018

	Preferred Stock	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total Stockholders' Equity (Deficit)
Balance January 1, 2018	$ 11,953,763	$ 6,963	$ 2,039	$ 1,138,666	$ (6,139,869)	$ (246,581)	$ 6,714,981
Capital contributions from stockholders	-	-	-	12,000	-	-	12,000
Stock compensation expense	-	-	-	38,453	-	-	38,453
Comprehensive loss:							-
Net loss	-	-	-	-	(3,593,051)	-	(3,593,051)
Other comprehensive loss:							
Unrealized loss on currency translation	-	-	-	-	-	(107,986)	(107,986)
Balance December 31, 2018	$ 11,953,763	$ 6,963	$ 2,039	$ 1,189,119	$ (9,732,920)	$ (354,567)	$ 3,064,397

See report of independent accountants and accompanying notes to combined financial statements.

SFO84, INC. F.K.A MISTERBNB, INC. AND PINKLAB 360

Combined Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities:	
Net loss	$ (3,593,051)
Adjustments to reconcile net loss to net cash from operating activities:	
Depreciation and amortization	406,253
Stock compensation expense	38,453
Unrealized loss on currency translation	(107,986)
Changes in operating assets and liabilities:	
Accounts receivable, net	40,557
Other receivables	6,257
Prepaid expenses	(65,458)
Security deposits	1,037,512
Other current assets	685
Accounts payable	(81,229)
Accrued expenses	(123,371)
Deferred revenue	(405,824)
Net cash used in operating activities	(2,847,202)
Cash flows from investing activities:	
Purchases of property and equipment	(72,595)
Acquisition of intangible assets	(1,066,291)
Net cash used in investing activities	(1,138,886)
Cash flows provided by financing activities:	
Capital contributions from stockholder	12,000
Net change in cash and cash equivalents	(3,974,088)
Cash and cash equivalents, beginning of year	5,739,572
Cash and cash equivalents, end of year	$ 1,765,484

See report of independent accountants and accompanying notes to combined financial statements.

1.   **Summary of Significant Accounting Policies:**

Nature of Business: The combined financial statements have been prepared to present the financial position and results of operations of the following related entities:

MisterBnB, Inc. was incorporated on March 25, 2014 in the state of Delaware and operates a travel and social networking platform that provides rented lodging and accommodations between individuals dedicated to the gay and gay-friendly community within the United States. On May 13, 2016, a certificate of amendment was filed to change the name to SFO84, Inc.

Pinklab 360 was incorporated on November 9, 2015 in France and operates a travel and social networking platform that provides rented lodging and accommodations between individuals dedicated to the gay and gay-friendly community internationally, outside of the United States.

Management's Plans: The Companies' strategic plan for 2019 is focused on working towards profitability. This objective will be achieved principally by increasing technology staffing in order to develop better connections with property management systems and to optimize product conversions. The Companies will also focus on increasing the database of hosts through continued marketing campaigns. The Companies believe the combination of their strategic plan and the access to additional financing through crowdfunding, will enable the Company to continue as a going concern for a reasonable period of time.

Principles of Combination and Basis of Accounting: The combined financial statements include the accounts of SFO84, Inc. and Pinklab 360 (collectively, the "Companies"), which are both majority owned by the Mister B&B Group. The accompanying combined financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balances and transactions have been eliminated in the accompanying combined financial statements. The combined financial statements do not include the parent Mister B&B Group.

Use of Estimates: The preparation of combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Risks and Uncertainties: Financial instruments which potentially subject the Companies to concentrations of credit risk consist primarily of cash and cash equivalents. The Companies maintain their cash in several financial institutions with balances that periodically exceed federally insured limits.

1.   **Summary of Significant Accounting Policies, Continued:**

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable: Accounts receivable is stated at the amount the Companies expect to collect from balances outstanding at year-end. The Companies use the allowance method under generally accepted accounting principles for recording bad debts. As of December 31, 2018, management recorded an allowance for uncollectable accounts of $14,436.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Intangible Assets: Intangible assets consists of software development costs and a trade name. Research and development costs for software are charged to expense as incurred. However, the costs incurred for the development of software that will be sold, leased, or otherwise marketed are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies.

Amortization of capitalized software development costs begins when the product is available for general release to customers. Amortization is computed on the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

The Companies capitalized product development costs of $1,062,390 during 2018.

The trade name is considered to be an indefinite-lived intangible asset and not subject to amortization, however, the Companies perform an annual evaluation or more frequently if circumstances indicate that the asset may be impaired, to ascertain whether there has been an impairment. No impairment occurred in 2018.

Foreign Currency Translation: Pinklab 360 uses the Euro for its functional currency. Using historical and year-end exchange rates, Pinklab 360 converts its balances to U.S. Dollars and the differences are recognized as unrealized currency translation gains or losses.

Revenue Recognition: The Companies recognize host commissions after the check-in of guests and recognize guest commissions at the time of booking. The Companies recognize advertising revenue as the services are provided.

1.   **Summary of Significant Accounting Policies, Continued:**

Stock-Based Compensation: The Companies follow FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the combined statement of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable requisite service or vesting period.

Income Taxes: The Companies' deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Companies have no significant combined financial statement exposure to uncertain income tax positions at December 31, 2018. The Companies are not currently under audit by any tax jurisdiction.

Advertising Expenses: Advertising costs are expensed as incurred and are included in sales and marketing expenses in the accompanying combined statement of operations and comprehensive loss. Advertising costs were $1,742,463 for 2018.

Recent Accounting Pronouncements: FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Companies are currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through April 18, 2019, the date the combined financial statements were available to be issued and has determined there are no subsequent events to be reported in the accompanying combined financial statements.

2. Property and Equipment:

Property and equipment consisted of the following at December 31, 2018:

Furniture and equipment	$	16,582
Computers and hardware		87,307
		103,889
Less: Accumulated depreciation		(26,335)
	$	77,554

Depreciation expense was $10,923 for 2018.

3. Intangible Assets:

Intangible assets consisted of the following at December 31, 2018:

	Original Cost	Accumulated Amortization	Net Carrying Amount
Trade name	$ 187,185	$ -	$ 187,185
Software development costs	1,707,695	562,214	1,145,481
	$ 1,894,880	$ 562,214	$ 1,332,666

Amortization expense for intangible assets amounted to $395,330 for 2018.

4. Stockholders' Equity (Deficit):

Pursuant to its articles of incorporation, SFO84, Inc. is authorized to issue up to 7,500,000 shares of class A common stock at $0.001 par value per share as of December 31, 2018. SFO84, Inc. has issued and outstanding 6,962,950 shares of class A common stock at December 31, 2018. The holder of each share of class A common stock is entitled to one vote.

Pursuant to its articles of incorporation, SFO84, Inc. is authorized to issue up to 30,000,000 shares of class B common stock at $0.001 par value per share as of December 31, 2018. SFO84 Inc. has issued and outstanding 2,038,386 shares of class B common stock at December 31, 2018. The holder of each share of class B common stock is entitled to one vote.

4.   **Stockholders' Equity (Deficit), Continued:**

SFO84, Inc. is authorized to issue up to 17,166,191 shares of preferred stock at $0.001 par value per share as of December 31, 2018. SFO84, Inc. had issued and outstanding 16,223,582 shares of preferred stock at December 31, 2018. The preferred stock has noncumulative dividend preference in the amount of 8% of the original issue price per share and liquidation preference over common stock. The preferred stock is automatically convertible to common B stock at a ratio of 1:1 upon either the occurrence of an initial public offering or upon majority approval of the preferred shareholders. The preferred stock is nonredeemable and has voting rights equal to the number of whole shares of class B common stock into which the preferred stock could be converted.

5.   **Equity Incentive Plan:**

During 2016 and 2017, the Companies granted options to certain employees and non-employees pursuant to the terms of the 2015 Equity Incentive Plan. The maximum number of shares available to be granted under this plan is 4,380,000 shares. As of December 31, 2018, there were 2,883,785 shares available for future issuance. Options become vested over various terms ranging from vesting ratably over a three year vesting term, to being 100% vested upon the grant date, to being 100% vested upon certain equity raise thresholds.

The Companies follow FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the combined statement of operations. The Companies use the Black-Scholes pricing model to value options.

The Companies have 1,626,399 stock options outstanding with a weighted average exercise price of $0.21 at December 31, 2018. There were no stock options issued, forfeited, or exercised during 2018.

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2018:

Range of Exercise Prices	Stock Options Outstanding	Stock Options Exercisable	Weighted Average Life (in Years)
$ 0.14 - 0.26	1,626,399	953,694	1.19

6.   **Income Taxes:**

The Companies have U.S. and state and France net operating loss carry forwards of approximately $9,733,000 at December 31, 2018, of which approximately $6,140,000 are available to offset future taxable income which begin to expire in 2034 and approximately $3,593,000 are available to offset future taxable income and carryforward indefinitely until used.

6.   Income Taxes, Continued:

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

7.   Related Party Transactions:

The Companies have amounts due from related parties amounting to $27,319 as of December 31, 2018. There are no terms of agreement for the balance concerning timing of repayment or interest rate to be applied. As no repayments have occurred or are planned to occur during 2019, the amount due to the Companies is reported as noncurrent on the accompanying combined balance sheet.

8.   Commitments and Contingencies:

From time to time, the Companies may be involved in claims and legal actions arising in the ordinary course of business. The Companies are not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its combined financial condition or results of operations or cash flows.

9.   Lease Commitments:

The Company leases office space under an operating lease agreement that expires in April 2027. Monthly rental payments are $6,683 and the lease includes various other incremental charges. Total rent expense was $53,464 for 2018.

As of December 31, 2018, future minimum rental commitments were as follows:

Year	Amount
2019	$ 82,353
2020	82,353
2021	82,353
2022	82,353
2023	82,353
Thereafter	274,510
	$ 686,275